[Letterhead of Crowell & Moring LLP]

Morris F. DeFeo, Jr.

202-624-2925

mdefeo@crowell.com

October 29, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QuadraMed Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 16, 2007

File No. 001-32283

Dear Mr. Kronforst:

Set forth below are responses to the additional comments which were provided by the Commission’s Staff to QuadraMed Corporation (“QuadraMed” or the “Company”) by your letter dated October 15, 2007 (the “Comment Letter”), regarding the above-referenced filing (the “Form 10-K”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data: Consolidated Statements of Operations, page F-3

Comment 1. We note from your response to prior comment number 1 that you believe revenues for bundled arrangements for which VSOE of the maintenance does not exist should be reported within license revenues. Please explain, in greater detail, why you believe it is appropriate to include the entire amount in license revenue when these arrangements also include services. Also, please tell us how you considered presenting separate revenue, and related cost of revenue, line items for bundled arrangements in order to comply with Rule 5-03(b)(1) of Regulation S-X.

The Company acknowledges and understands the Staff’s conceptual arguments supporting the separation of revenue from term licenses into its components of license and post contract support (PCS) services. However, the Company respectfully submits that its historical presentation of its term license revenue as license revenue is reasonable and informative to the readers of its financial statements. The Company’s pricing for such bundled arrangements does not consider the respective components separately because the Company sells and contracts for the bundled arrangement as a term license with a single set of characteristics. In addition, the Company’s historical revenue presentation practice is consistent with industry revenue reporting practices. Therefore, the Company believes that categorizing these bundled sales as licenses is appropriate, as this categorization is consistent with its underlying business practices. The Company would need to apply a great deal of subjectivity, and make some significant assumptions, in order to separate the license and PCS service portions of its term licenses, and as a result, the Company does not believe there is a meaningful or supportable methodology for making this allocation.

However, the Company proposes to separately report its term license revenue in its annual report on Form 10-K for the fiscal year ended December 31, 2007 and in future reports and to discuss such term license revenue in its Management’s Discussion and Analysis in such reports. Accordingly, term license revenue of $23.2 million and $25.5 million will be presented separately in the Consolidated Statements of Operations for the calendar years 2005 and 2006 respectively, together with the corresponding amount for 2007, as appropriate.

The Company’s costs of bundled term license revenue include both direct variable third party costs, as well as personnel costs of its service organization. These costs are classified in the Company’s income statement in two separate line items:

•

Direct variable costs, such as royalties paid to third parties for products imbedded within the Company’s products, are included in the “royalties and other” category of “costs of license”; this category also includes similar costs of license related to non-bundled license revenues.

•

Indirect fixed costs, such as personnel costs for PCS services, are costs that are not incurred or separated by product or customer, because they are provided by pooled resources within the Company in support of all products and services, not just the bundled term license arrangements. The Company includes all of these personnel-driven costs as “costs of services and other.”

Thus, the Company’s bundled revenues are all included as license revenues, but the related costs are separately classified between costs of license and costs of services.

The Company believes that Regulation S-X does not appear to clearly address the classifications of revenue and related costs of revenue for software companies, and there seems to be variety in practice among software companies. Consequently, the Company respectfully submits that its presentation is fair, complete and clear.

Comment 2. Your response to prior comment number 1 also indicates that you believe it is appropriate to allocate revenues from your arrangements subject to contract accounting to license, installation, hardware, and services revenue based on contract values which are consistent with VSOE of fair value of services. Describe the services provided in arrangements subject to contract accounting and compare them to those for which VSOE has been established. As part of your response, explain whether the complexity and duration of the services, nature of the employees performing the services, and prices charged are similar

The revenues from the Company’s arrangements subject to contract accounting typically include (i) the software license, (ii) the hardware on which the software runs, (iii) implementation services that are principally provided by personnel who install and test the software together with or in lieu of the client personnel, (iv) training and consulting services, and (v) PCS services. PCS is unbundled from these arrangements based upon the Vendor Specific Objective Evidence (VSOE) for PCS and accounted for ratably over the respective ensuing contract term. License, hardware, implementation, and training and consulting services are all recognized as revenue on a percentage of completion basis and the classification of the revenue between the various revenue lines is typically determined by the residual method consistent with Statement of Position (SOP) 97-2, where VSOE is used for hardware, implementation, training and consulting services.

Implementation services are services that are considered essential to the operational use of the software being installed, and are similar for arrangements that are subject to contract accounting and for those that are accounted for under SOP 97-2. These services are typically performed by individuals with similar skill sets and at similar rates. The duration of the implementation services depends on the size of the customer, the size of the contract, the needs of the customer, and the customer environment; if all of these variables are the same, it is expected that the implementation services to install and test the software would be the same in terms of skill set required, duration of time to complete the implementation, and ultimately the price charged for the implementation. These services are provided in accordance with an agreed-upon work plan and managed by a Company project manager. The implementation team provides technical assistance in loading the software, performing functional tests of the system and data, providing interfaces to existing software and confirming the system’s readiness for go-live operations. The duration for implementation services ranges from three to nine months which is typical for projects accounted for under SOP 97-2, to two to three years for arrangements subject to contract accounting. The Company does not provide implementation services on a stand-alone basis.

The value of the training and consulting services, which are also referred to as supplemental services, is based on VSOE, as the Company also provides similar services on a stand-alone basis. The Company offers a full range of supplemental services primarily including, but not limited to, disaster recovery consulting, database upgrades and migrations, system audits and upgrades, hardware configuration and procurement, remote system administration services, backup solutions, process improvements, interface design, workload/staffing and productivity analyses, benchmarking studies, and budgeting support.

This training and consulting work is performed by the same pool of people (who are usually Company employees), whether the work is performed as a part of a contract accounting arrangement, a project accounted for under SOP 97-2, or as a stand-alone service. The Company charges rates in the range of $180—$190 per hour on a consistent basis. In addition, the skill sets of the individuals performing such services are similar whether the service is provided as a part of a contract accounting arrangement, a project accounted for under SOP 97-2, or as a stand-alone service. Although unique skill sets may be required for certain applications or interfaces, those skill sets are similar whether the service is provided as a part of a contract accounting arrangement, a project accounted for under SOP 97-2, or as a stand-alone service. Overall, the nature and complexity of the work is similar from project to project, and the variances encountered, if any, are typically driven by the client’s technological and workplace environments, the client’s readiness and the client’s cooperation. Finally, the duration of projects is similar whether the service is provided as a part of a contract accounting arrangement, a project accounted for under SOP 97-2, or as a stand-alone service. These services are typically contracted for in hourly increments, and can range from one hour to one month in length.

***

If you have any questions regarding the matters discussed above, please telephone the undersigned at 202-624-2925 or, in my absence, Kelly Howard of this firm at 202-624-2993.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

Enclosures

cc:	Keith B. Hagen, Chief Executive Officer, QuadraMed Corporation

Mark Shannon, SEC

Chris Davis, SEC